UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

WESTERN URANIUM & VANADIUM CORP.
(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	98-1271843
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

330 Bay Street, Suite 1400, Toronto, Ontario, Canada	M5H 2S8
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates __________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Rights
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On May 24, 2023, Western Uranium & Vanadium Corp. (“Western” or the “Company”) adopted a shareholder rights plan (the “Plan”) by entering into a shareholder rights plan agreement (the “Agreement”) on that date with Capital Transfer Agency ULC as rights agent. While the Plan is effective immediately, its continuance is subject to the Company obtaining shareholder approval at the annual general and special meeting (the “AGM”) to be held on June 29, 2023. The Plan has an initial term of three years, provided it is ratified by shareholders at the AGM.

The Plan was adopted to help ensure, to the extent possible, the fair treatment of shareholders in the event of any take-over bid, other acquisition of control, and/or “creeping” take-over bid for the Company without payment to all shareholders of an adequate control premium.

Under the Plan, rights (the “Rights”) have been issued to holders of Western common shares (“Common Shares”) at a rate of one Right for each Common Share, and one Right will be issued and attached to each subsequently issued Common Share of the Company. The issuance of the Rights will not change the manner in which shareholders trade their Common Shares and the Rights will automatically attach to the Common Shares with no further action by shareholders being required. The Rights issued under the Plan are exercisable only if an acquirer (together with certain related parties) becomes beneficial owner of 20% or more of the Common Shares of the Company without complying with the permitted bid provisions of the Plan. If the Plan is not approved by shareholders at the AGM, the Plan and all Rights issued thereunder will then terminate.

A summary of the terms of the Rights and the provisions of the Plan is set forth below. This summary is qualified in its entirety by the provisions of the Agreement, a copy of which is included as an exhibit to this registration statement.

SUMMARY

Issue of Rights:	Effective at 12:01a.m. (Toronto time) on May 24, 2023 (the “Record Time”), one right (a “Right”) was issued in respect of each Common Share outstanding at the Record Time. The Board will also authorize the issue of one Right for each Common Share issued after such date and prior to the Separation Time (see below).
Shareholder Approval:	The Shareholder Rights Plan (the “Plan”) must be approved by a majority of the votes cast by holders of Shares, in person or by proxy, at the Company’s Annual General and Special Meeting to be held on June 29, 2023 (the “Meeting”).
Term:	The Plan must be reconfirmed at the Company’s annual shareholders’ meeting in 2026, and at every third annual meeting thereafter.
Rights Certificates and Transferability:	Prior to the Separation Time, the Rights will be evidenced by registration for the associated Shares as indicated in the register and will not be transferable apart from the Shares. From and after the Separation Time, the Rights will be evidenced by separate “Rights Certificates” and will be transferable apart from the Shares.
Attributes of Rights:	Following the Separation Time, each Right will entitle the holder to acquire one or more Shares as set out under “Exercise of Rights” below.
Exercise Price:	Each Right will have an initial “Exercise Price” of an amount equal to four times the Market Price (as defined in the Plan) per Share, subject to anti-dilution adjustments.
Exercise of Rights:	Rights will not be exercisable prior to the Separation Time. After the Separation Time, but prior to the occurrence of a Flip-in Event (discussed below), each Right will be exercisable to purchase one Share at the Exercise Price. Upon the occurrence of a Flip-in-Event, each Right (other than a void Right (discussed below)) will be exercisable to purchase that number of Shares which have a market value equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to anti-dilution adjustments).
Separation Time:	The Separation Time will occur on the 10th Trading Day (as defined in the Plan) after the earlier of: the date of public announcement by the Company or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, the date that any person commences or announces an intention to commence a take-over bid (other than a Permitted Bid (defined below) or a Competing Permitted Bid (defined below)) the date on which a Permitted Bid or a Competing Permitted Bid ceases to qualify as such, or such later date as the Board may determine.

Flip-In Event:	A “Flip-in Event” means a transaction in or pursuant to which any person becomes an Acquiring Person.
Acquiring Person:	A person will become an “Acquiring Person” when it and its Affiliates and Associates and persons acting jointly or in concert with the foregoing acquire beneficial ownership of 20% or more of the outstanding Shares, subject to exemptions described in the definition of Acquiring Person in the Plan.
Void Rights:	Any and all Rights beneficially owned by an Acquiring Person, and any person acting jointly or in concert with the foregoing and any person to whom such persons have transferred their Rights will become null and void upon the occurrence of a Flip-in Event.
Permitted Bid:

A “Permitted Bid” is generally a take-over bid that does not trigger a Flip-in Event.

In addition to complying with applicable securities laws, a Permitted Bid must include the following provisions, among others:

(a) the bid must be made to all holders of Shares (other than Shares held by the offeror, its affiliates and joint actors),

(b) the bid must be open for no less than 105 days;

(c) the bid must contain a ‘‘majority of the minority’’ minimum tender condition, meaning that no Shares may be taken up or paid for by the offeror unless more than 50% of the outstanding Shares (other than the offeror, its affiliates and joint actors) have been deposited to the bid and not withdrawn, and in the event such minimum tender condition is satisfied, the offeror must publicly announce that fact and extend the bid for 10 business days; and

(d) the bid must allow Shares to be deposited or withdrawn at any time until the offeror takes up and pays for such Shares.

Competing Bid:	A Competing Bid is a bid that is made while another Permitted Bid is in existence, and that satisfies all of the requirements of a Permitted Bid.
Redemption of Rights:	Prior to the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at a redemption price of $0.001 per Right (subject to anti-dilution adjustments).
Waiver:	Prior to the occurrence of a Flip-in Event, the Board may waive the application of the Plan to a take-over bid that is not a Permitted Bid and that is made to all Shareholders, but if it does so then it will be deemed to have waived the application of the Plan to all similar bids made prior to the expiry of any bid for which such a waiver was granted. The Board may also waive the application of the Plan in the event that the Board determines that a person became an Acquiring Person by inadvertence and without any intention to do so, provided such person has reduced its beneficial ownership of Shares.
Amending Power:	Following the receipt of shareholder approval, the Board may amend the Plan without the approval of Shareholders to correct typographical errors or to maintain the validity of the Plan as a result of a change in, or in the interpretation of, any applicable laws, regulations or rules. Following the Separation Time, the Board may amend, vary or rescind the Plan only with the approval of Rights holders.
Rights Agents:	Capital Transfer Agency ULC

Item 2. Exhibits.

Exhibit No.	Description
4.1	Shareholder Rights Plan Agreement dated as of May 24, 2023, by and between the Company and Capital Transfer Agency ULC as rights agent, which includes the Form of Rights Certificate as Exhibit A thereto

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 30, 2023	WESTERN URANIUM & VANADIUM CORP.

	By:	/s/ Robert Klein
Robert Klein Chief Financial Officer

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